[GRAPHIC OMITTED] ACERGY

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                       THIRD QUARTER ENDED AUGUST 31, 2007

London, England - September 25, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its third quarter results on Wednesday October 10, 2007. A conference call will be held to discuss the earnings and review business operations on Wednesday October 10, 2007 at 3:00pm UK Time (10.00 am EDT*).

Participating in the conference call will be:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the third quarter 2007 results press release
     o    A copy of the presentation to be reviewed on the earnings call

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CONFERENCE CALL INFORMATION                   REPLAY FACILITY DETAILS
-------------------------------------------   ----------------------------------------------
Lines will open 30 minutes prior to           This facility is available from 6pm UK Time
conference call.                              (1pm  EDT*) Wednesday October  10, 2007 until
                                              12 midnight UK Time (7pm EDT*) Tuesday
Date: Wednesday October 10, 2007              October 16, 2007.
Time: 3.00pm UK Time (10 am EDT(*))

Conference Dial In Numbers:                   Conference Replay Dial In Numbers:

UK Toll Free  : 0800 073 8965                 UK Toll Free          : 0800 953 1533
USA Toll Free : + 1 866 832 0732              USA Toll Free         : + 1 866 247 4222
France        : + 33 (0) 1 70 70 07 85        France                : + 33 (0) 1 76 70 02 44
Norway        : + 47 21 56 32 56              Norway Toll Free      : 0800 165 34
Italy         : + 39 023 600 7812             Netherlands Toll Free : 0800 023 4610
Netherlands   : + 31 (0) 20 7133 453          Germany Toll Free     : + 49 (0) 692 222 4911
Germany       : + 49 (0) 692 222 204 77

International                                 International
 Dial In      : +44 (0) 1452 560 210           Dial In              : +44 (0) 1452 550 000

Conference ID: 18326870                       Passcode: 18326870#

*EDT = Eastern Daylight Time
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:

Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 207 290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com